Muldoon Murphy & Aguggia llp

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

December 14, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp

Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for United Community Bancorp, the proposed holding company for United Community Bank, a federally chartered savings bank the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $4,076, which constitutes the filing fee for the Form S-1 Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Victor C. Cangelosi
Victor C. Cangelosi

Enclosures

cc:	William F. Ritzmann, United Community Bancorp

Paul M. Aguggia, Esq.

Edward G. Olifer, Esq.